Go2Green Landscaping, Inc.

825 Western Avenue, Suite 19

Glendale, CA 91201

VIA EDGAR CORRESPONDENCE

October 5, 2016

Mr. Justin Dobbie

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      Go2Green Landscaping, Inc.

            Registration Statement on Form S-1/A

            Filed: September 2, 2016

            File No. 333-212446

Dear Mr. Dobbie:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for Go2Green Landscaping, Inc. (the “Company”).  We request that the registration statement be made effective as of Friday, October 7, 2016, at 5:00 p.m. (EST), or as soon thereafter as possible.

The Company affirms there have been no material events that require further disclosure.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Additionally, the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Go2Green Landscaping, Inc.

/s/ Tom Toth

Tom Toth

President